Exhibit 21.1

Subsidiaries of Valcent Products Inc.
As of April 24, 2006

Name under which subsidiary operates*	State of Incorporation
Valcent USA Inc.	Nevada
Valcent Management, LLC	Nevada
Valcent Manufacturing Ltd.	Texas